Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Eli Lilly and Company for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our report dated February 21, 2013, with respect to the consolidated financial statements of Eli Lilly and Company, and the effectiveness of internal control over financial reporting of Eli Lilly and Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana
February 28, 2013